Helus Pharma Highlights Clinical Program Advancements at Investor Presentation Held on October 21, 2026

Topline data readout from APPROACH Phase 3 study of HLP003 in development for the potential adjunctive treatment of major depressive disorder ("MDD") on track for Q4 20261,2

HLP004 Program progressing with Phase 2 monotherapy study for the potential treatment of generalized anxiety disorder ("GAD") expected to initiate in Q1 20271,,2,3

This news release constitutes a "designated news release" for the purpose of the Company's prospectus supplement dated December 30, 2025, to its short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

NEW YORK and TORONTO - October 21, 2026 - Helus Pharma Inc. (Nasdaq: HELP) (Cboe CA: HELP) ("Helus Pharma" or the "Company"), a clinical-stage pharmaceutical company committed to improving the treatment landscape in mental health through the development of novel serotonergic agonists ("NSAs"), today provided highlights on the advancement of its lead programs HLP003 and HLP004 as detailed in the investor presentation held by the Company on October 21, 2026 (the "Investor Presentation").

The Company reiterated that HLP003 APPROACH Phase 3 topline data readout is on track for Q4 20261,2 and provided an overview of the competitive landscape and commercial opportunity in the adjunctive treatment of MDD. The Company also shared details of the next HLP004 Phase 2 monotherapy study for the potential treatment of GAD, which is expected to initiate in Q1 2027.1,2,3

"The continued advancement of our two lead candidates represents an important period for Helus Pharma, with several key catalysts anticipated in the near term. We remain focused on achieving our key development milestones and advancing these programs towards regulatory approval and potential commercialization, positioning the Company for its next stage of growth," said Michael Halstead, Chief Executive Officer of Helus Pharma.

The Company previously announced completion of enrollment of 223 participants in its APPROACH Phase 3 pivotal study in July 2026. Enrollment is continuing in EMBRACE, the second pivotal study in the Phase 3 HLP003 program. Eligible participants from APPROACH and EMBRACE may also roll into EXTEND, Helus Pharma's long-term extension study, which is designed to further evaluate safety, durability of clinical effect and the potential role of redosing.

Adjunctive therapy is a well-established treatment approach for patients who do not achieve an adequate response to first-line anti-depressants. However, available U.S. Food and Drug Administration ("FDA") approved adjunctive treatment options remain limited and are often associated with tolerability and safety challenges that can impact long-term use. The Company believes that HLP003 may offer a differentiated approach that can build upon the benefits of a patient's existing antidepressant regimen with a potentially favorable safety profile.

HLP003 has been granted Breakthrough Therapy Designation by the FDA, which makes HLP003 eligible for an expedited review pathway, with the potential to reduce drug development timelines. Helus Pharma expects to file a New Drug Application with the FDA in 2028. 1,2

In GAD, FDA-approved treatment options remain limited, and approximately half of patients do not respond to initial therapy.4 The Company believes that this significant unmet need supports the evaluation of HLP004 as a potential monotherapy treatment. Accordingly, the Company's upcoming Phase 2 study will assess the efficacy of two 30 mg administrations of HLP004 as monotherapy in adults with GAD.

The study will be a multi-center, randomized, double-blind, placebo-controlled study, evaluating the efficacy and safety of HLP004 versus inactive placebo in adult patients with GAD. The study will enroll adult participants using the Diagnostic and Statistical Manual of Mental Disorders fifth edition primary diagnosis of GAD, who have a minimum Hamilton Anxiety Rating Scale ("HAM-A") total score of ≥ 20 at screening and baseline. Approximately 144 participants will be randomized in a 1:1 ratio to either 30 mg of HLP004 or inactive placebo. The primary endpoint and key secondary endpoint are change from baseline in HAM-A total score at Week 6 and Week 12, respectively. During the presentation, Amir Inamdar, Chief Medical Officer of Helus Pharma, highlighted the key evidence that supported the selection of 30 mg as the optimum dose for further development in a monotherapy GAD study.

In addition to Helus Pharma executives, the Investor Presentation featured distinguished key opinion leaders, who shared perspectives on the current and evolving landscape in depression and anxiety treatment.

Featured key opinion leaders included:

• Rakesh Jain, M.D., MPH, Clinical Professor Department of Psychiatry, at Texas Tech University School of Medicine.

• Martha B. Koo, M.D., FASAM, FCTMSS, LFAPA, Board-certified psychiatrist, addiction specialist, psychoanalyst, and certified psychedelic-assisted therapist.

• Roger S. McIntyre, M.D., FRCPC, Professor of Psychiatry and Pharmacology at the University of Toronto.

Presentation materials and the webcast of the Investor Presentation are available on the Company's website on the Events & Presentations page.

About Helus Pharma

Helus Pharma is a clinical stage pharmaceutical company committed to improving the treatment landscape in mental health through the development of NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company's proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the potential adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the FDA and HLP004, also a proprietary NSA in Phase 2 for GAD. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.

Notes

1. There is no assurance that this timeline will be met or that the program will advance clinical trials, at all. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company's development efforts to date.

2. There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See "Cautionary Notes and Forward-Looking Statements".

3. The Company had previously disclosed that the HLP004 Program was being developed as an adjunctive therapy for GAD.  This program is now being developed as a monotherapy. The decision to pursue a monotherapy development strategy reflects the Company's assessment of the current GAD treatment landscape, including the limited availability of new treatment options and limitations associated with currently approved monotherapies.

4. Ansara, E. D. (2020). Management of treatment-resistant generalized anxiety disorder. Mental Health Clinician, 10(6), 326-334. https://doi.org/10.9740/ mhc.2020.11.326.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks, uncertainties, and other important factors which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company's plans to readout topline APPROACH Phase 3 study data in Q4 2026; initiate next Phase 2 HLP004 monotherapy study  in Q1 2027; roll eligible participants from APPROACH and EMBRACE into the EXTEND long-term extension study; the Company's belief that HLP003 may offer a differentiated approach that can build upon the benefits of a patient's existing antidepressant regimen with a favorable safety profile; file a New Drug Application with the FDA in 2028; leverage FDA Breakthrough Therapy Designation towards expedited review and resulting reduced drug development timelines; obtain regulatory review or approval; enroll approximately 144 eligible participants in the Company's next Phase 2 GAD monotherapy study; commercialize the Company's programs following receipt of regulatory approval and the related competitive landscape; the Company's next stage of growth; and the Company's plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions, and the timing of any of the foregoing.

Any forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Forward-looking statements involve known and unknown risks, uncertainties, and other important factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory requirements and approvals; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2026 and the Company's annual information form for the year ended March 31, 2026, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about any of the Company's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company's performance and operations.

Neither Cboe Canada nor the Nasdaq Global Market stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:

Matthew Beck

astr partners

Managing Partner

(917) 415-1750

Matthew.beck@astrpartners.com

Paul Glavine

Chief Growth Officer

Helus Pharma

1-866-292-4601 x724

irteam@helus.com - or - media@helus.com

Media Contact:

Victoria Verdeja

RXMD

Public Relations Director

(212) 537-9495

vverdeja@rxmedyn.com